UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: February 27, 2009
(Date of earliest event reported)

Commission File Number: 001-34055



TIMBERLINE RESOURCES CORPORATION

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	82-0291227
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 EAST LAKESIDE AVENUE COEUR D'ALENE, IDAHO	83814
(Address of Principal Executive Offices)	(Zip Code)

(208) 664-4859
(Registrant's Telephone Number, including Area Code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On Friday, February 27, 2009, the Company held its 2009 Annual Meeting and the following items were approved:

      (i) Election of the following directors to the Corporation's Board of Directors for a one-year term: Randal Hardy, John Swallow, Paul Dircksen, Vance Thornsberry, Eric Klepfer, Ron Guill and James Moore; and

      (ii) Ratification of the appointment of the Company's independent registered public accounting firm for the fiscal year of 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

By: /s/ Randal Hardy

Date: March 4, 2009

Randal Hardy
Chief Executive Officer, Chief Financial Officer
and Director